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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                                  KTI, Inc.
-------------------------------------------------------------------------------
                              (Name of Issuer)

                                Common Stock
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  482689205
-------------------------------------------------------------------------------
                               (CUSIP Number)
  Bret R. Maxwell, 233 S. Wacker Drive, Suite 9500, Chicago, Illinois 60606
                                (312)258-1400
-------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                June 4, 1997
-------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ] .

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D


----------------------                                  -----------------------
CUSIP No. 482689205                                     Page 2 of 65 Pages
----------------------                                  -----------------------
-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Riverside Partnership      36-405-1881
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A) [ ]
                                                                        (B) [X]
-------------------------------------------------------------------------------
    3       SEC USE ONLY
-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF, BK
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                           [ ]
-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Illinois
-------------------------------------------------------------------------------
                    7       SOLE VOTING POWER
                                685,417**

 NUMBER OF      ---------------------------------------------------------------
  SHARES            8       SHARED VOTING POWER
BENEFICIALLY                        0
 OWNED BY
   EACH         ---------------------------------------------------------------
 REPORTING          9       SOLE DISPOSITIVE POWER
  PERSON                        685,417**
   WITH
                ---------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER
                                     0

-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                685,417**

-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                         [ ]

-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                9.0%

-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                PN

-------------------------------------------------------------------------------

         *SEE INSTRUCTIONS BEFORE FILLING OUT! **SEE ITEM 5 HEREOF INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                             Page 3 of 65 Pages

                        Item 1.  Security and Issuer.

     This Schedule 13D is filed with respect to shares of Common Stock ("Common Stock") of KTI, Inc., a New Jersey corporation (the "Company"). The Company's principal executive offices are located at 7000 Boulevard East, Guttenberg, New Jersey 07093.

                      Item 2.  Identity and Background.

     This Schedule 13D is filed on behalf of Riverside Partnership, an Illinois general partnership ("Filing Party"), which maintains its principal offices at 233 South Wacker Drive, 9500 Sears Tower, Chicago, Illinois 60606 ("Suite 9500"). The principal business of the Filing Party is venture capital and private equity investment.

     The Filing Party has three general partners: Riverside L.L.C., an Illinois limited liability company ("RLLC"), The Productivity Fund III, L.P., a Delaware limited partnership ("PF III"), and Environmental Private Equity Fund II, L.P., a Delaware limited partnership ("EPEF"). Each of the general partners of the Filing Party is controlled through one or more partnerships, except RLLC, which is also controlled by its manager, First Analysis Corporation, a Delaware corporation ("FAC"). In this Schedule 13D, the persons who have or share control of the Filing Party or its general partners after looking through one or more intermediate partnerships will be referred to as "ultimate general partners." The ultimate general partners of PF III are ("FAC") and Bret R. Maxwell ("Maxwell"). The ultimate general partners of EPEF are FAC, Maxwell, Robertson, Stephens & Co. ("RS"), Argentum Environmental Corporation ("AEC") and Schneur Z. Genack, Inc. ("SZG"). The ultimate general partners of RLLC are FAC, Maxwell, RS, AEC and SZG.

     (a), (b) and (c). The following information is furnished with respect to each person who takes executive actions on behalf of FAC with respect to its functioning as an ultimate general partner of the Filing Party through PF III, EPEF and RLLC, and on behalf of Maxwell personally, each of whom maintains Suite 9500 as his principal business address:

         Name                  Affiliation with FAC
         ----                  --------------------
1.  F. Oliver Nicklin          President, Chief Executive Officer and Director
2.  Bret R. Maxwell            Vice Chairman

     Each of the above is principally employed as an executive of FAC. FAC's principal business is participation in venture capital partnerships and the provision of research investment services. Its principal business address is Suite 9500.

     (a), (b) and (c) (con't). AEC maintains its business address c/o The Argentum Group ("TAG"), 405 Lexington Avenue, New York, New York 10174 (the "TAG Address"). SZG maintains its business address at the TAG Address. The persons who take actions on behalf of

                                                              Page 4 of 65 Pages

AEC and SZG with respect to their functioning as ultimate general partners of the Filing Party through EPEF and RLLC are Schneur Z. Genack ("Genack"), Daniel Raynor ("Raynor") and Walter H. Barandiaran ("Barandiaran"). Each of Raynor and Barandiaran is principally employed as an executive of TAG and maintains his business address at the TAG address. TAG's principal business is merchant banking. Genack is principally employed as a private investor. Genack's maintains his business address at 18 East 48th Street, Suite 1800, New York, New York 10017.

     (a), (b) and (c) (con't). RS maintains its business address at One Embarcadero Center, San Francisco, California 94111 (the "RS Address"). The person who takes actions on behalf of RS with respect to its functioning as an ultimate general partner of the Filing Party through EPEF and RLLC is Charles
R. Hamilton ("Hamilton"). Hamilton is principally employed as a partner of RS. Hamilton maintains his principal business address at the RS Address. RS's principal business is investment banking.

     (d) and (e) None of the Filing Party or its general partners and, to the best of the Filing Party's knowledge, none of the persons listed in the responses to Items 2(a), (b) or (c) above has, during the last five years, been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such civil proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     (f) To the best of the Filing Party's knowledge, each of the natural persons listed in the responses to Items 2(a), (b) or (c) above is a citizen of the United States, except for Barandiaran, who is a citizen of Peru.

          Item 3.  Source and Amount of Funds or Other Consideration.

     One-half of the funds invested by the Filing Party in the Company were obtained through loans (the "Loans") from LaSalle National Bank, a national banking association (the "Bank"), pursuant to a Secured Revolving Loan Agreement dated November 17, 1995 between the Bank and RLLC, a copy of which is attached to this Schedule as Exhibit A. Repayment of the Loans is guaranteed pursuant to guarantees made November 17, 1995 (the "Guarantees") by each of EPEF and PF III, copies of which are attached to this Schedule as Exhibits B-1 and B-2. The Filing Party, EPEF and PF III have also entered into an Indemnification Agreement dated November 17, 1995, a copy of which is attached to this Schedule as Exhibit C, wherein the Filing Party indemnifies EPEF and PF III for losses incurred by EPEF or PF III pursuant to the Guarantees. The remaining one-half of the funds invested by the Filing Party in the Company were obtained from capital contributions to the Filing Party by EPEF. The loaned funds were contributed to the Filing Party by RLLC in consideration of a preferred partnership interest in the Filing Party.

                                                              Page 5 of 65 Pages

                      Item 4.  Purpose of Transaction.

     The securities of the Company held by the Filing Party were purchased as an investment. The Filing Party may, in the future, purchase additional securities of the Company or dispose of securities of the Company.

     The Filing Party has no present plans or proposals that relate to or would result in transactions of the kind described in paragraphs (a) through (j) of
Item 4 of Rule 13D-101 promulgated under the Securities Exchange Act of 1934, as amended (the "1934 Act"). In the future, however, the Filing Party reserves the right to adopt such plans or proposals, subject to applicable regulatory requirements, if any.

               Item 5.  Interest in Securities of the Issuer.

     (a) (i) As of the date of this Schedule, the Filing Party owns 437,500 shares of the Company's Series A Preferred Stock ("Preferred Stock"), 218,750 Warrants ("$9 Warrants") to purchase Common Stock at an exercise price of $9 per share, and 29,167 Warrants ("$10 Warrants") to purchase Common Stock at an exercise price of $10 per share (the $9 Warrants and the $10 Warrants are sometimes collectively referred to herein as the "Warrants"). Subject to the assumptions described in the next sentence, the Filing Party owns 9.0% of the Common Stock. Such percentage is computed assuming the exercise of all of the Warrants held by the Filing Party, the conversion of the Filing Party's Preferred Stock into Common Stock, and no exercise of options or warrants or conversion of any convertible security held by any other person.

     In addition, Genack holds 25,000 shares of Preferred Stock, 12,500 $9 Warrants, and 1,667 $10 Warrants. Assuming conversion of Genack's Preferred Stock and exercise of all Warrants held by Genack, and no exercise of options or warrants or conversion of any convertible security by any other person, Genack owns 0.6% of the Common Stock.

     (ii) By reason of their status as ultimate general partners of the Filing Party, each of FAC, Maxwell, RS, AEC and SZG, and the controlling persons Genack, Raynor, Barandiaran and Hamilton, may be deemed to be the indirect beneficial owner of 685,417 shares of Common Stock or 9.0% of such shares. By reason of his status as the majority stockholder of FAC, F. Oliver Nicklin may also be deemed to be the indirect beneficial owner of such shares.

     (iii) The Filing Party disclaims beneficial ownership of all shares described herein except those shares that are owned by the Filing Party directly. The Filing Party understands that each of the other persons named as an officer, director, partner, ultimate general partner or other affiliate of the Filing Party herein disclaims beneficial ownership of all of the shares described herein, except for Genack with respect to the 25,000 shares of Preferred Stock and 14,167 Warrants held by him directly.

     The Filing Party and each of its general partners disclaim the existence of an "group" among any or all of them and further disclaim the existence of a "group" among any or all of

                                                              Page 6 of 65 Pages


them and any or all of the other persons named as an officer, director, partner or other affiliate of the Filing Party, in each case within the meaning of Section 13(d)(3) of the 1934 Act.

     (b) (i) Subject to the conversion of the Preferred Stock and the exercise of the Warrants, the Filing Party has the sole power to dispose of and to vote 685,417 shares of Common Stock. FAC, Maxwell, RS, AEC and SZG may be deemed to share the power to dispose of or vote such shares.

     (ii) Subject to the conversion of Genack's Preferred Stock and the exercise of Warrants held by Genack, Genack has the sole power to vote and dispose of 39,167 shares of Common Stock.

     (c) (i) On June 4, 1997, the Filing Party purchased in a private placement transaction with the Company 437,500 shares of the Preferred Stock and 247,917 Warrants at an aggregate cash purchase price of $3,500,000.

     (ii) On June 4, 1997, Genack purchased in a private placement transaction with the Company 25,000 shares of Preferred Stock and 14,167 Warrants at an aggregate cash purchase price of $200,000.

     (d)  None.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     EPEF and PF III have agreed to hold each other harmless if one suffers a loss in excess of its pro rata economic interest (if any) in any investment made by the Filing Party. As between EPEF and PF III, EPEF has 100% of the economic risk of the investment in Company stock made by the Filing Party.


                 Item 7.  Material to be Filed as Exhibits.


Exhibit A.    Secured Revolving Loan Agreement dated November 17, 1995 between the Bank and  RLLC.  Page 8 of 65 pages.

Exhibit B-1.  Guarantee dated November 17, 1995 made by EPEF to the Bank.  Page
              41 of 65 pages.

Exhibit B-2.  Guarantee dated November 17, 1995 made by PF III to the Bank.
              Page 51 of 65 pages.

                                                              Page 7 of 65 Pages

Exhibit C.    Indemnification Agreement dated November 17, 1995 between Filing
              Party, EPEF and PF III.  Page 61 of 65 pages.

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  July 14, 1997



                   RIVERSIDE PARTNERSHIP, an Illinois general partnership

                   By:  Riverside L.L.C., Managing General
                        Partner of Riverside Partnership

                   By:  First Analysis Corporation, Manager
                        of Riverside L.L.C.


                        By: /s/ Bret R. Maxwell
                           -------------------------------------
                                    Bret R. Maxwell
                                 Title: Vice Chairman